(h)(8)(B)(iii)

May 1, 2012

ING Investors Trust
7337 East Doubletree Ranch Road
Suite 100
Scottsdale, AZ 85258-2034

Re:     Expense Limitations

Ladies and Gentlemen:

          By execution of this letter agreement (the “Agreement”) to the Amended and Restated Expense Limitation Agreement dated January 1, 2007, as amended, intending to be legally bound hereby, Directed Services LLC (“DSL”), the Adviser to ING DFA World Equity Portfolio (formerly, ING DFA Global All Equity Portfolio, the “Portfolio”), agrees that DSL shall, from May 1, 2012 through May 1, 2013, waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Portfolio, including expenses of the underlying investment companies, shall be as follows:

Name of Portfolio	Maximum Operating Expense Limit
	(as a percentage of average net assets)
	Advjser	Classes Institutional	Service

ING DFA World Equity Portfolio	1.21%	0.61%	0.86%

          DSL acknowledges that any fees waived or expenses reimbursed during the term of this Agreement shall not be eligible for recoupment at any time in the future.

Sincerely,

/s/ Todd Modic
Todd Modic
Vice President
Directed Services LLC

7337 East Doubletree Ranch Road	Tel: 480.477.3000	ING Investments, LLC
Scottsdale, AZ 85258-2034	Fax: 480.477.2700
www.ingfunds.com